Exhibit 107

FILING FEE TABLE

SCHEDULE TO

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company (Issuer))

HBP MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

WOODGRAIN INC.

(Parent of Offeror)

Table 1 – Transaction Value

	Transaction Valuation(1)	Fee rate	Amount of Filing Fee(2)

Fees to Be Paid	$293,826,751	0.0000927	$27,238

Fees Previously Paid	$0		$0

Total Transaction Valuation	$293,826,751

Total Fees Due for Filing			$27,238

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$27,238

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (a) 27,326,938 (the “Shares”), of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), issued and outstanding (including 409,947 outstanding shares of restricted stock) plus 133,506 shares issuable upon the settlement of restricted stock units by (b) the offer price of $10.70 per Share. The foregoing share figures have been provided by Huttig and are as of March 18, 2022, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.